UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 11, 2026 (September 4, 2026)

MODERN MINING TECHNOLOGY CORP.
(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1755335
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1500 – 1055 West Georgia Street Vancouver, British Columbia, Canada, V6E 4N7
(Full mailing address of principal executive offices)

984-235-6778
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9. Other Events

Tri-Party Escrow Agreement

On September 4, 2026, Modern Mining Technology Corp. (the “Company”), Digital Offering, LLC and Enterprise Bank & Trust amended the Tri-Party Escrow Agreement (the “Tri-Party Escrow Agreement”) that was originally entered into on November 13, 2025, in order to update information therein with respect to the jurisdiction of incorporation of the Company, the minimum offering amount of the Company’s Regulation A Tier 2 offering (the “Reg A Offering”) being $15,000,001 and the maximum offering amount of the Reg A Offering being $39,999,997. All of the other terms and conditions of the Tri-Party Escrow Agreement remain unchanged.

The foregoing description of the terms of the Tri-Party Escrow Agreement, as amended, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Tri-Party Escrow Agreement, which is included as Exhibit 8.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Agency Agreement

On September 8, 2026, the Company entered into an Agency Agreement (the “Agency Agreement”) with Research Capital Corporation (“RCC”) whereby the Company appoints RCC to act as the Company’s sole and exclusive agent on a best efforts basis to sell up to 941,176 common shares of the Company (the “Shares”) by way of an initial public offering to purchasers resident in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario at a price of $4.25 per Share (the “Canadian Offering”). The Shares sold in the Canadian Offering will be qualified under the Reg A Offering and will form part of the Reg A Offering.

RCC is under no obligation to purchase any Shares in the Canadian Offering, although RCC may purchase Shares if it so desires.

Pursuant to the Agency Agreement, the Company agrees to pay to RCC a commission equal to seven percent (7.0%) of the gross proceeds from the sale of Shares by RCC in the Canadian Offering. In addition, the Company agrees to issue to RCC a number of non-transferable warrants (the “Agent’s Warrants”) equal to 2.5% of the number of Shares sold by RCC in the Canadian Offering. Each Agent’s Warrant entitles the holder to purchase one common share of the Company (each, an “Agent’s Warrant Share”) at a price of $5.3125 per Agent’s Warrant Share until March 19, 2031.

Furthermore, the Company has agreed to pay RCC all expenses incurred by RCC in connection with the Canadian Offering, including legal expenses of RCC, which shall not exceed CAD$55,000.

The foregoing description of the terms of the Agency Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Agency Agreement, which is included as Exhibit 1.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit	Description
1.1	Agency Agreement between Modern Mining Technology Corp. and Research Capital Corporation, dated September 8, 2026
8.1‡	Tri-Party Escrow Agreement between Modern Mining Technology Corp., Digital Offering, LLC and Enterprise Bank & Trust, dated November 13, 2025 as amended September 4, 2026

Notes:

‡	Certain portions of this exhibit (indicated by “[****]”) have been omitted.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN MINING TECHNOLOGY CORP.

DATE: September 11, 2026	By:	/s/ Austin Thornberry
Austin Thornberry
Chief Financial Officer

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